EXHIBIT 99.1

13 MAY 2004

                           TELEWEST COMMUNICATIONS PLC
                            1ST QUARTER RESULTS 2004

FIRST QUARTER HIGHLIGHTS (UK GAAP)

FINANCIAL

     o    NET LOSS OF (POUND)36M REDUCED FROM (POUND)187M IN Q1 2003

     o    GROUP OPERATING LOSS OF (POUND)7M REDUCED FROM (POUND)25M IN Q1 2003

     o GROUP OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS OF (POUND)2M COMPARED TO (POUND)22M LOSS IN Q1 2003

     o GENERATED (POUND)17M NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING

OPERATIONAL

     o    ADDED 51,000 NET BROADBAND INTERNET SUBSCRIBERS IN Q1 2004

     o ADDED 12,000 NET HOUSEHOLD CUSTOMERS AND 77,000 REVENUE GENERATING UNITS IN Q1 2004

     o RECORD AVERAGE REVENUE PER USER OF (POUND)45.05 PER MONTH OR (POUND)541 ANNUALISED

     o FINANCIAL RESTRUCTURING: CREDITOR AND SHAREHOLDER DOCUMENTS POSTED AND MEETING DATES SET

London - Telewest Communications plc today reported financial results for the first quarter ended 31 March 2004. Barry Elson, Acting Chief Executive Officer of Telewest Communications plc commented:

"Today's results reflect a good first quarter with customer and RGU growth, increased ARPU and continued cost control producing positive cash flow before financing. Broadband growth, successful marketing and the value of our product bundles are helping us to deliver good results in an increasingly competitive environment.

We are building on our broadband leadership in our addressable areas and have 498,000 broadband internet subscribers as at 12 May 2004. We believe we now offer a comprehensive and compelling range of services and we have now increased broadband connection speeds by around 50 percent, at no additional cost to customers.

Growing "triple play" penetration, now at 18.9% and improving customer care are reducing churn, with household churn down at less than 1% per month.

Our content segment and our business sales division are also both showing strong growth in advertising and data revenues, respectively.

We expect our focus on customer care, broadband and cost control will help us continue to produce customer growth, good operating results and positive free cash flow for the full year.

We are also pleased that we have now posted documents and set dates for meetings of our shareholders and bondholders to seek approval for our proposed financial restructuring and look forward to the completion of this process."

ENQUIRIES:  INVESTORS
            Richard Williams            Head of investor relations               020 7299 5479
            Vani Gupta                  Investor relations manager               020 7299 5353

            MEDIA
            Jane Hardman                Director of corporate communications     020 7299 5888
            Citigate Dewe Rogerson:     Anthony Carlisle                         07973 611888
                                        Sue Pemberton                            07779 572711


OPERATING RESULTS

COMPARISON OF THREE-MONTH PERIODS ENDED 31 MARCH 2004 AND 2003

Except where otherwise stated in this section, all comparisons compare the three-month period ended 31 March 2004 to the three-month period ended 31 March 2003. All quarterly financial information is unaudited.

Total turnover (including our share of UKTV, our joint venture with the BBC) increased (pound)9 million or 3% from (pound)335 million to (pound)344 million. This increase reflects growth in cable segment revenue of (pound)9 million or 3%.

CABLE SEGMENT

CONSUMER SALES DIVISION


                                          Three months        Three months       Percentage
                                        ended 31 Mar 2004    ended 31 Mar 2003    inc/(dec)

Revenue (in(pound)millions)
Cable television                                 81                   79                  3%
Telephony                                       117                  117                  -
Internet                                         37                   26                 42%
                                        ----------------------------------------------------
Total Consumer Sales Division                   235                  222                 6%
                                        ====================================================

Consumer sales division revenue increased 6% from (pound)222 million to (pound)235 million, primarily due to an (pound)11 million growth in internet revenues.

Overall, the consumer sales division's Average Revenue Per User ("ARPU") for the quarter was up 8% to (pound)45.05 reflecting price rises and increasing broadband internet and "triple play" penetration. During the quarter, customer growth continued and the number of household customers increased by 12,000.

Growth was also helped by the reduction in quarterly annualised household churn from 14.1% to 11.6% (1.0% per month) as we continued to concentrate on improving customer care and improving the quality of customers acquired. These improvements are also reflected in our call centre statistics. Our average speed of answer is 13 seconds and we are answering 90% of calls in under 30 seconds.

Our customer care improvements have recently been noted by Good Housekeeping magazine, which placed Telewest top of a survey of call centre performance for speed of answer, helpfulness and efficiency of service.

CABLE TELEVISION REVENUE

Cable television revenues increased (pound)2 million to (pound)81 million due mainly to an improvement in TV ARPU, which grew to (pound)21.18 from (pound)20.50. This was due to a basic price increase in April 2003, together with increased premium channel penetration.

The number of TV subscribers rose by 14,000 in the first quarter of 2004 compared to losses of 20,000 in the first quarter of 2003 as a result of successful marketing, particularly for product bundles. TV churn has fallen to 14.4% from 18.6%.

At the quarter-end, 80% of our TV subscribers took our digital service compared with 70% at the end of the first quarter of 2003. 94% of our network has been upgraded for broadband and digital. We have started to upgrade the last remaining sections of our network that have been unable to receive digital television or broadband.


TELEPHONY REVENUE

Telephony revenues remained level at (pound)117 million as revenue increases resulting from customers migrating to flat rate packages were offset by loss of revenue due to the sale of our Indirect Access telephony business in July 2003.

The number of telephony subscribers increased by 12,000 in the first quarter compared to losses of 13,000 in the comparative period in 2003. Telephony ARPU per subscriber increased to (pound)24.20 from (pound)23.88 due to the increased proportion of customers on flat rate "Talk" packages. Telephony churn fell from 14.1% to 11.7%.

INTERNET REVENUE

Internet revenues increased 42% from (pound)26 million to (pound)37 million due to growth in the number of broadband internet subscribers.

The success of our broadband internet products was reflected in an acceleration of subscriber growth with net broadband additions of 51,000 in the first quarter. At the quarter end, we had 465,000 broadband internet subscribers. Growth has remained strong since the quarter end and as at 12 May 2004, we had 498,000 broadband internet subscribers. 71% of broadband customers subscribe to the full "triple play" and 94% to at least one other product.

We believe that we are the broadband internet market leader in our addressable areas - those areas of the country where consumers are able to receive our broadband internet services. We are moving to strengthen our leadership position further and during the quarter we added a new tier of broadband internet service at 256Kb in order to broaden the appeal of our range of broadband internet products. In addition, on 26 April 2004, we announced plans to increase by around 50% the connection speeds of our top three broadband tiers at no additional cost to our customers. The standard blueyonder broadband service will increase in speed from 512Kb to 750Kb. The 1Mb and 2Mb services will increase to speeds of 1.5Mb and 3Mb respectively.

Broadband continues to prove successful in attracting new customers to Telewest. In the first quarter, 34% of broadband installations were for customers who were not existing customers of the Company.

Broadband ARPU was (pound)22.57, up marginally from (pound)22.50. Broadband churn at 12.0% was down from 12.1% in the first quarter of 2003.

BUSINESS SALES DIVISION

The business sales division's revenue decreased (pound)4 million to (pound)65 million. (pound)2 million of this reduction resulted from lower Carrier Services sales. Within the business sales division, our shift in emphasis towards the faster growing data market that provides a better margin has seen data revenues grow by 21%. In the business voice market, competitive pressures have remained strong, negatively impacting growth.


CONTENT SEGMENT


                                                          THREE MONTHS ENDED    THREE MONTHS ENDED    PERCENTAGE
                                                             31 MAR 2004          31 MAR 2003          INC/(DEC)

REVENUE (IN(POUND)MILLIONS)
Programming, transactional and interactive revenues                 26                   27                 (4%)
Share of joint ventures' turnover (UKTV)                            18                   17                   6%
                                                          ------------------------------------------------------
Total Content segment                                               44                   44                   -
                                                          ======================================================

Content segment revenues remained flat at (pound)44 million as increases in the main revenue streams of advertising and subscription were offset by a decline in other non-core revenues. Advertising revenues of (pound)23 million (including our 50% share of UKTV) were up 15% compared to a 2% growth in the overall market. The content segment grew its market share with a 4.5% share of the TV advertising market in the UK, up from 3.9%. Subscription revenues of (pound)19 million (including our 50% share of UKTV) were up 12%.

COMBINED CABLE AND CONTENT SEGMENTS

                                                   THREE      THREE        THREE       THREE     THREE     THREE
                                                   MONTHS     MONTHS       MONTHS      MONTHS   MONTHS     MONTHS
                                                  ENDED 31   ENDED 31      ENDED 31   ENDED 31  ENDED 31   ENDED 31
                                                  MAR 2004   MAR 2004      MAR 2004   MAR 2003  MAR 2003  MAR 2003
                                                  BEFORE                              BEFORE
OPERATING COSTS AND EXPENSES                      EXCEPT'L   EXCEPT'L                 EXCEPT'L  EXCEPT'L             PERCENT
(IN (POUND)MILLIONS)                                ITEMS      ITEMS       TOTAL      ITEMS     ITEMS      TOTAL     INC/(DEC)

Cable programming expenses                              33         -          33         32         -         32          3%
Cable telephony expenses                                46         -          46         51         -         51       (10%)
Content segment cost of sales                           16         -          16         17         -         17        (6%)
Depreciation of tangible fixed assets                  114         -         114        116         -        116        (2%)
SG&A expenses                                          110         9         119        118         3        121        (2%)
Amortisation of goodwill and intangible assets           5         -           5          6         -          6       (17%)
                                                 ---------------------------------------------------------------------------
Total operating costs                                  324         9         333        340         3        343        (3%)
                                                 ===========================================================================

Total operating costs were (pound)333 million, down 3% from (pound)343 million.

Total operating costs and expenses (excluding the exceptional SG&A expenses) decreased by (pound)16 million or 5% from (pound)340 million tO (pound)324 million.

Gross margin (Group revenue less cost of sales before deducting depreciation) increased from 69% to 71% with improvements in telephony margins and the growing number of high margin broadband subscribers offsetting declines in television margins. Telephony margins improved from 73% to 75% due to lower telephony interconnection costs. Television margins fell from 60% to 59% due to increases in the cost of premium programming.

Reflecting our continued focus on reducing costs, selling, general and administrative expenses ("SG&A") decreased 7% to (pound)110 million excluding exceptional items, due mainly to headcount reductions, lower redundancy costs and enhanced bad debt savings achieved through improved credit policies.

Including the impact of exceptional SG&A expenses, SG&A decreased by (pound)2 million to (pound)119 million, despite an increase of (pouND)6 million relating to exceptional legal and professional costs of the Company's Financial Restructuring.

GROUP OPERATING PROFIT/(LOSS)

Group operating loss was (pound)7 million, down (pound)18 million from a (pound)25 million loss. The improvement resulted from increased rEVEnues and lower operating costs offset by increased exceptional charges in relation to the Company's Financial Restructuring.

Before exceptional items the Group made an operating profit of (pound)2 million compared to an operating loss before exceptional items of (pouND)22 million.

NET LOSS

Net loss for the quarter decreased from (pound)187 million to (pound)36 million. The movement resulted principally from foreign exchange lossES on our dollar-denominated debt in the first quarter of 2003 being replaced by exchange gains in the first quarter of 2004 resulting in an improvement of (pound)125 million.

Net loss for the quarter before exceptional items decreased from (pound)181 million to (pound)21 million. The movement resulted principally FRom the movement in net foreign exchange gains described above as a result of the decreasing value of the US dollar versus the pound sterling.

LIQUIDITY AND CAPITAL RESOURCES

Net cash inflow before use of liquid resources and financing for the quarter was (pound)17 million compared to (pound)7 million in 2003.

Capital expenditure, on an accruals basis, declined by 20% to (pound)52 million. The reduction was due mainly to improved utilisation of our network assets and falling electronic equipment prices. We have included disclosure of capital expenditure in accordance with National Cable and Telecommunications Association guidelines in note 9.

As at 31 March 2004, net debt was (pound)5,357 million. This consisted of (pound)3,640 million of notes and debentures, (including (pound)400 Million of unpaid accrued interest), (pound)144 million of lease financing, (pound)7 million in other loans and (pound)2,000 million drawn down on our bANK facility ("Senior Secured Facility"), offset by cash balances and term deposits of (pound)434 million.

We are currently in default on our outstanding notes and debentures, certain of our finance leases and our bank facility. As a result of these defaults, the senior lenders under our bank facility and many of our other creditors have the right to accelerate obligations and demand immediate repayment. In current conditions, we have been able to continue to operate and meet our working capital needs as a direct result of the continued support of our creditors (in generally not calling defaults or accelerating their claims) and the Directors' belief that a financial restructuring is likely to be implemented. Because we are not making current interest payments on our notes and debentures we have been able to finance our remaining working capital needs through available cash and cash generated by operations. However, we do not believe that our creditors will continue to forebear from declaring defaults if our financial restructuring is not implemented or it is not implemented in a timely manner.

GOING CONCERN

The financial statements included in this press release have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. As previously announced, the Company continues to pursue a financial restructuring of its balance sheet (the "Financial Restructuring") as the Directors consider that the Company will not be able to meet all of its debts as they fall due. However, the Board of Directors has confidence in the successful conclusion of the Financial Restructuring and, together with and on the basis of cash flow information that they have prepared, the Directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Any restructuring will require the continued approval of a number of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

THE FINANCIAL RESTRUCTURING

We have now scheduled meetings of certain of our creditors, principally our bondholders, and our shareholders to seek approval of various aspects of our Financial Restructuring. The creditors' meetings are scheduled for 1 June 2004 and our shareholder meeting is scheduled for 21 May 2004. Successful completion of our Financial Restructuring remains subject to a number of conditions, including the approval of our creditors and our shareholders.

The terms of our Financial Restructuring would result in:

o the cancellation of all of the outstanding notes and debentures of the Company and its finance subsidiary in return for the distribution of 98.5% of the common stock of Telewest Global Inc. ("Telewest Global"), and the distribution of the remaining 1.5% of Telewest Global's common stock to our eligible shareholders;

o the execution of an amended Senior Secured Facility or an alternative refinancing;

o the reorganisation of the Company's corporate structure under Telewest Global, a holding company incorporated in Delaware; and

o the cessation of dealings in the Company's shares on the London Stock Exchange and the quotation of Telewest Global's common stock on the Nasdaq National Market.

Some of the statements in this release constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or future financial performance, including, but not limited to, product introductions and innovation, meeting customer expectations, planned operational changes (including product improvements), liquidity, customer service improvements, that involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," or "continue" or the negative of those terms or other comparable terminology. These statements are predictions only.

There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

o our ability to successfully conclude the restructuring of our balance sheet;

o the extent to which we are able to compete with other providers of broadband internet services, including British Telecommunications plc;

o the extent to which consumers regard cable telephony as an attractive alternative to telephony services provided by, for example British Telecommunications plc, or the emergence of voice-over-internet protocol as a viable alternative to cable telephony;

o the extent to which we are able to successfully compete with mobile network operators;

o the extent to which we are able to retain our current customers and attract new customers;

o the extent to which we are able to migrate customers to additional products or services or to high-margin products or services;

o the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

o our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment;

o our ability to penetrate markets and respond to changes or increases in competition;

o our ability to compete against digital television service providers, including British Sky Broadcasting Group plc and Freeview, by increasing our digital customer base;

o    our ability to compete with other internet services providers;

o our ability to have an impact on, or respond to, new or changed government regulations;

o our ability to improve operating efficiencies, including through cost reductions;

o our ability to maintain and upgrade our network in a cost-efficient and timely manner;

o adverse changes in the price or availability of telephony interconnection or cable television programming; and

o    disruption in the supply of programming, services and equipment.

Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this release to conform them to actual results, whether as a result of new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption "Risk Factors" in the Registration Statement on Form S-4 (No. 333-110815) filed by Telewest Global, Inc. with, and declared effective by, the US Securities and Exchange Commission on April 28, 2004, which describe risks and factors that could cause results to differ materially from those projected in those forward-looking statements.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE THREE MONTHS ENDED 31 MARCH


-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
                                                                    31 MAR      31 MAR       31 MAR         31 MAR       31 DEC
                                                                      2004       2004         2004           2003         2003
                                                                    BEFORE     EXCEPT'L       TOTAL          TOTAL      AUDITED
                                                                  EXCEPT'L       ITEMS                     RESTATED
                                                                     ITEMS     (NOTE 8)                    (NOTE 1)
                                                                  (POUND)M     (POUND)M     (POUND)M       (POUND)M     (POUND)M
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
TURNOVER
Consumer Sales Division:
Cable television                                                        81            -           81             79          317
Telephony                                                              117            -          117            117          470
Internet                                                                37            -           37             26          120
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
                                                                       235            -          235            222          907
Business Sales Division                                                 65            -           65             69          273
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
TOTAL CABLE SEGMENT                                                    300            -          300            291        1,180
CONTENT SEGMENT
Programming, transactional and interactive revenues                     26            -           26             27          112
Share of joint ventures' turnover (UKTV)                                18            -           18             17           69
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
TOTAL CONTENT SEGMENT                                                   44            -           44             44          181
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
TOTAL TURNOVER                                                         344            -          344            335        1,361
Less: share of joint ventures' turnover (UKTV)                         (18)           -          (18)           (17)         (69)
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
GROUP TURNOVER (note 2)                                                326            -          326            318        1,292
TOTAL OPERATING COSTS (note 3)                                        (324)          (9)        (333)          (343)      (1,379)
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
GROUP OPERATING PROFIT/(LOSS) (note 2)                                   2           (9)          (7)           (25)         (87)
SHARE OF OPERATING PROFITS OF JOINT VENTURES                             6            -            6              5           16
SHARE OF OPERATING LOSSES OF ASSOCIATED UNDERTAKINGS                    (1)           -           (1)            (1)          (2)
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
TOTAL OPERATING PROFIT/(LOSS)                                            7           (9)          (2)           (21)         (73)
PROFIT ON DISPOSAL OF FIXED ASSETS                                       -            -            -              -            8
PROFIT ON DISPOSAL OF INVESTMENTS                                        -            -            -              -            1
INTEREST RECEIVABLE AND SIMILAR INCOME (note 4)                         84            -           84              6          292
AMOUNTS WRITTEN OFF INVESTMENTS                                         (1)           -           (1)             -           (1)
INTEREST PAYABLE AND SIMILAR CHARGES (note 5)                         (111)          (6)        (117)          (171)        (503)
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                            (21)         (15)         (36)          (186)        (276)
TAX ON LOSS ON ORDINARY ACTIVITIES                                       -            -            -             (1)           4
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                             (21)         (15)         (36)          (187)        (272)
MINORITY INTERESTS                                                       -            -            -              -            -
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
LOSS FOR THE FINANCIAL PERIOD                                          (21)         (15)         (36)          (187)        (272)
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------
BASIC AND DILUTED LOSS PER ORDINARY SHARE (pence)                     (0.7)        (0.5)        (1.2)          (6.5)        (9.5)
-------------------------------------------------------------- ------------ ------------ ------------ -------------- ------------


The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 7 to 12, has been prepared on a going concern basis, applying the accounting policies set out in Telewest's Annual Financial Statements; the appropriateness of the going concern basis is discussed further on page 5. The audited consolidated financial information, set out on pages 7 to 12, does not constitute the Company's statutory accounts for the year ended 31 December 2003 but is derived from those accounts. Statutory accounts for 2003 will be delivered to the Registrar of Companies following the Company's forthcoming Annual General Meeting. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH


-----------------------------------------------------------------------------------------------------------------
                                                             31 MAR                31 MAR                 31 DEC
                                                              2004                  2003                   2003
                                                                                  RESTATED                AUDITED
                                                                                   (NOTE 1)
                                                           (POUND)M               (POUND)M               (POUND)M
                                                          ---------              ---------               ---------

FIXED ASSETS
Intangible assets                                              146                    155                    148
Tangible assets                                              3,077                  3,346                  3,139
Investment in joint ventures:
   Share of gross assets                                        52                     67                     50
   Goodwill                                                    224                    237                    227
   Share of gross liabilities                                 (145)                  (166)                  (146)
                                                          ---------              ---------              ---------
                                                               131                    138                    131
   Loans to joint ventures                                     196                    202                    197
                                                          ---------              ---------              ---------
                                                               327                    340                    328

Investments in associated undertakings and
   participating interests                                       2                      7                      2
                                                          ---------              ---------              ---------
Total investments                                              329                    347                    330
------------------------------------------------------------------------------------------------------------------
                                                             3,552                  3,848                  3,617
------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Stocks                                                          31                     36                     27
Debtors                                                        174                    219                    167
Secured cash deposits restricted for more than one year         13                     12                     13
Cash at bank and in hand (note 7)                              434                    390                    427
------------------------------------------------------------------------------------------------------------------
                                                               652                    657                    634
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
(includes convertible debt of(pound)626m,(pound)925m
and(pound)627m, respectively)                               (6,245)                (6,386)                (6,252)
------------------------------------------------------------------------------------------------------------------
NET CURRENT LIABILITIES                                     (5,593)                (5,729)                 (5,618)
------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                       (2,041)                (1,881)                 (2,001)
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR        (71)                  (110)                    (75)
MINORITY INTERESTS                                               1                      1                       1
------------------------------------------------------------------------------------------------------------------
NET LIABILITIES                                             (2,111)                (1,990)                 (2,075)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' DEFICIT                                (2,111)                (1,990)                 (2,075)
------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31 MARCH


------------------------------------------------------------------------------- --------------- --------------- ---------------
                                                                                        31 MAR         31 MAR          31 DEC
                                                                                          2004          2003            2003
                                                                                                                       AUDITED
                                                                                      (POUND)M        (POUND)M        (POUND)M
------------------------------------------------------------------------------- --------------- --------------- ---------------
NET CASH INFLOW FROM OPERATING ACTIVITIES (note 6)                                         113             111             447
------------------------------------------------------------------------------- --------------- --------------- ---------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                            3               3              13
Interest received from joint ventures                                                        -               3              14
Interest paid                                                                              (32)            (39)           (150)
Interest element of finance lease payments                                                  (3)             (4)            (18)
------------------------------------------------------------------------------- --------------- --------------- ---------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                      (32)            (37)           (141)
------------------------------------------------------------------------------- --------------- --------------- ---------------
TAXATION - Consortium relief received in respect of UKTV                                     2               -               3
------------------------------------------------------------------------------- --------------- --------------- ---------------
CAPITAL EXPENDITURE
Purchase of tangible fixed assets                                                          (66)            (67)           (228)
------------------------------------------------------------------------------- --------------- --------------- ---------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                                                   (66)            (67)           (228)
------------------------------------------------------------------------------- --------------- --------------- ---------------
ACQUISITIONS AND DISPOSALS
Disposal of associated undertakings                                                          -               -              10
Investments in subsidiary undertakings                                                       -               -              (1)
------------------------------------------------------------------------------- --------------- --------------- ---------------
NET CASH INFLOW FROM ACQUISITIONS AND DISPOSALS                                              -               -               9
------------------------------------------------------------------------------- --------------- --------------- ---------------
NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                                17               7              90
MANAGEMENT OF LIQUID RESOURCES
Net (increase)/decrease in term deposits (note 7)                                          (12)             27             (39)
Net increase in secured deposits (note 7)                                                    -               -              (1)
------------------------------------------------------------------------------- --------------- --------------- ---------------
NET CASH (OUTFLOW)/INFLOW FROM MANAGEMENT OF LIQUID RESOURCES                              (12)             27             (40)
------------------------------------------------------------------------------- --------------- --------------- ---------------
FINANCING
Repayments of loans made to joint ventures (net)                                             3               6               7
Repayment of other borrowings                                                                -               -              (1)
Capital element of finance lease payments                                                  (13)            (13)            (58)
------------------------------------------------------------------------------- --------------- --------------- ---------------
NET CASH OUTFLOW FROM FINANCING                                                            (10)             (7)            (52)
------------------------------------------------------------------------------- --------------- --------------- ---------------
(DECREASE)/INCREASE IN CASH IN THE YEAR (note 7)                                            (5)             27              (2)
------------------------------------------------------------------------------- --------------- --------------- ---------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS
FOR THE THREE MONTHS ENDED 31 MARCH
--------------------------------------------------------------------------------
1  RESTATEMENT

Subsequent to the issue of our consolidated financial statements for the year ended 31 December 2002, we determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at 31 December 2002 and write off deferred issue costs as at that date relating to the restated debt. Accordingly, the unaudited consolidated accounts as at and for the three months ended 31 March 2003 also need to be restated. The adjustment of debt reclassifies (pound)811 million from "Creditors: amounts falling due after more than one year" to "Creditors: amounts falling due within one year" at 31 March 2003. The write off of the deferred issue costs at 31 December 2002 increases "Creditors: amounts falling due within one year", and "Equity shareholders' deficit" as at 31 March 2003 by (pound)11 million.

These adjustments have been made because the Company recently determined that the effect of non-payment of a hedge contract of (pound)10.5 million in 2002 triggered a default on all bond debt with effect from 31 December 2002.

We also determined the need to accrue additional interest of (pound)2 million relating to bonds in default as at 31 December 2002. This adjustment increases "Equity shareholders' deficit" and "Creditors: amounts falling due within one year" by (pound)2 million as at 31 March 2003.

Previously reported interest expense for the three months ended 31 March 2003 included a charge of (pound)3 million in respect of amortisation of deferred issue costs. This charge has been written back now that all deferred issue costs have been written off with effect from 31 December 2002. Additionally, a charge of (pound)3 million has been made in the three months ended 31 March 2003 for further interest on bonds in default. Consequently, the net effect of these adjustments to "Interest payable and similar charges" for the three months ended 31 March 2003 is (pound)0.


-------------------------------------------------------------------------------- ------------------------------
                                                                                   RESTATEMENT     IMPACT ON 31
                                                                                                   MARCH 2003
                                                                                   AS REPORTED     AS RESTATED
                                                                                      (POUND)M      (POUND)M
-------------------------------------------------------------------------------- -------------- ---------------
BALANCE SHEET
Creditors: amounts falling due within one year                                         (5,501)         (6,386)
Net current liabilities                                                                (4,844)         (5,729)
Total assets less current liabilities                                                    (996)         (1,881)
Creditors: amounts falling due after more than one year                                  (982)           (110)
Net liabilities                                                                        (1,977)         (1,990)
Equity shareholders' deficit                                                           (1,977)         (1,990)
PROFIT AND LOSS ACCOUNT
Interest payable and similar charges - after exceptional items                           (171)           (171)
Loss for the financial period - after exceptional items                                  (187)           (187)
Basic and diluted loss per ordinary share (pence)                                       (6.5)P          (6.5)P
-------------------------------------------------------------------------------- -------------- ---------------


------------------------------------- --------- ---------- ----------- --------- ------------ ------------ ----------- -----------
2 SEGMENTAL ANALYSIS                     CABLE    CONTENT      INTER-     TOTAL        CABLE      CONTENT     INTER-      TOTAL
                                                            SEGMENTAL                                       SEGMENTAL
                                          2004       2004        2004      2004         2003         2003        2003      2003
                                      (POUND)M   (POUND)M    (POUND)M  (POUND)M     (POUND)M     (POUND)M    (POUND)M    (POUND)M
------------------------------------- --------- ---------- ----------- --------- ------------ ------------ ----------- -----------
Group Turnover                            300         29           (3)     326          291           30           (3)       318
Operating expenses                       (195)       (22)           3     (214)        (198)         (26)           3       (221)
Depreciation and amortisation            (117)        (2)           -     (119)        (119)          (3)           -       (122)
------------------------------------- --------- ---------- ----------- --------- ------------ ------------ ----------- -----------
GROUP OPERATING (LOSS)/PROFIT             (12)         5            -       (7)         (26)           1            -        (25)
------------------------------------- --------- ---------- ----------- --------- ------------ ------------ ----------- -----------


Note: Included in Cable segment operating expenses are(pound)9m and(pound)3m of exceptional SG&A expenses in 31 Mar 2004 and 2003, respectively.

TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (CONTINUED) FOR THE THREE MONTHS ENDED 31 MARCH


----------------------------------------------------------------------------------- ------------ -------------- ---------------
                                                                                         31 MAR         31 MAR          31 DEC
                                                                                           2004           2003            2003
                                                                                                                       AUDITED
                                                                                       (POUND)M       (POUND)M        (POUND)M
----------------------------------------------------------------------------------- ------------ -------------- ---------------
3  TOTAL OPERATING COSTS
COST OF SALES:
Cable programming expenses                                                                   33             32             125
Cable telephony expenses                                                                     46             51             193
Content segment cost of sales                                                                16             17              81
----------------------------------------------------------------------------------- ------------ -------------- ---------------
PRIME COST OF SALES (cost of sales before depreciation)                                      95            100             399
Depreciation of tangible fixed assets                                                       114            116             471
----------------------------------------------------------------------------------- ------------ -------------- ---------------
                                                                                            209            216             870
----------------------------------------------------------------------------------- ------------ -------------- ---------------
ADMINISTRATION EXPENSES
Selling, general and administrative expenses
(Includes exceptional items(pound)9m in 31 Mar 2004,(pound)3m in 31                         119            121             486
Mar 2003 and(pound)25m in 31 Dec 2003)
Amortisation of goodwill and intangible assets                                                5              6              23
----------------------------------------------------------------------------------- ------------ -------------- ---------------
                                                                                            124            127             509
----------------------------------------------------------------------------------- ------------ -------------- ---------------
TOTAL OPERATING COSTS (Includes exceptional items(pound)9m in 31
Mar 2004,(pound)3m in 31 Mar 2003 and(pound)25m in 31 Dec 2003)                             333            343           1,379
----------------------------------------------------------------------------------- ------------ -------------- ---------------

4  INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable from associated undertakings and joint ventures                           3              3              11
Bank interest receivable                                                                      4              3              13
Exchange gains on foreign currency translation                                               77              -             268
----------------------------------------------------------------------------------- ------------ -------------- ---------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                                                 84              6             292
----------------------------------------------------------------------------------- ------------ -------------- ---------------

5  INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated undertakings and joint ventures                               2              1               8
On bank loans                                                                                34             36             144
Finance costs of Notes and Debentures (Includes exceptional items(pound)6m in 31
Mar 2004,(pound)3m in 31 Mar 2003 and (pound)22m in 31 Dec 2003)                             78             81             334

Finance charges payable in respect of finance leases and hire purchase contracts              3              4              16
Exchange losses on foreign currency translation                                               -             48               -
Other                                                                                         -              1               1
----------------------------------------------------------------------------------- ------------ -------------- ---------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES (Includes exceptional items(pound)
6m in 31 Mar 2004,(pound)3m in 31 Mar 2003 and(pound)22m in 31 Dec 2003)                    117            171             503
----------------------------------------------------------------------------------- ------------ -------------- ---------------

6  RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES
Group operating loss                                                                         (7)           (25)            (87)
Depreciation of tangible fixed assets                                                       114            116             471
Amortisation of goodwill and intangible assets                                                5              6              23
Increase in stocks and programming inventory                                                 (4)            (8)             (3)
(Increase)/decrease in debtors                                                               (9)           (10)             40
Increase in creditors                                                                        14             32               3
----------------------------------------------------------------------------------- ------------ -------------- ---------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                   113            111             447
----------------------------------------------------------------------------------- ------------ -------------- ---------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (CONTINUED) FOR THE THREE MONTHS ENDED 31 MARCH


------------------------------------------------------------------------------------------------------------------------------------
                                                                                          31 MAR         31 MAR           31 DEC
                                                                                            2004           2003             2003
                                                                                                       RESTATED          AUDITED
                                                                                        (POUND)M       (POUND)M         (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
7  NET DEBT
Net debt, other than short-term creditors and accruals
------------------------------------------------------------------------------------------------------------------------------------
Convertible Notes (31 Mar 2003 - restated from(pound)901m)                                  626            925              627
Other Notes and Debentures (31 Mar 2003 - restated from(pound)2,591m)                     3,014          2,776            3,011
Bank facility                                                                             2,000          2,000            2,000
Other loans                                                                                   7              8                7
Vendor financing and obligations under finance leases and hire
      purchase contracts                                                                    144            207              157
------------------------------------------------------------------------------------------------------------------------------------
TOTAL DEBT (31 Mar 2003 - restated from(pound)5,707m)                                     5,791          5,916            5,802
Less cash at bank and in hand                                                              (434)          (390)            (427)
------------------------------------------------------------------------------------------------------------------------------------
NET DEBT (before restricted cash deposits) (31 Mar 2003 - restated from (pound)5,317m)    5,357          5,526            5,375
------------------------------------------------------------------------------------------------------------------------------------
Note: Net debt includes (pound)400m, (pound)201m and (pound)352m of unpaid accrued interest at 31 Mar 2004, 31 Mar 2003 and 31 Dec 2003, respectively.


ANALYSIS OF MOVEMENTS IN CASH AND DEPOSITS                                                31 DEC         CASH           31 MAR
                                                                                            2003         FLOW            2004
                                                                                        (POUND)M       (POUND)M        (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
Decrease in cash at bank and in hand                                                        151             (5)             146
Increase in short term deposits                                                             276             12              288
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            427              7              434
------------------------------------------------------------------------------------------------------------------------------------
Increase in cash deposits restricted for more than one year                                  13              -               13
------------------------------------------------------------------------------------------------------------------------------------


8  EXCEPTIONAL ITEMS
During the periods presented, the Group incurred the following exceptional items:
                                                                                            31 MAR        31 MAR           31 DEC
                                                                                             2004           2003            2003
                                                                                           (POUND)M      (POUND)M        (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
Costs relating to the Financial Restructuring                                                 9              3               25
Penalty interest on Notes and Debentures in default                                           6              3               22
------------------------------------------------------------------------------------------------------------------------------------
Total exceptional charges                                                                    15              6               47
------------------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (CONTINUED)
FOR THE THREE MONTHS ENDED 31 MARCH
--------------------------------------------------------------------------------

9  CAPITAL EXPENDITURE
The following information is unaudited and included for information purposes.

In order to provide comparable data to the US and UK cable industry, and in accordance with NCTA (National Cable & Telecommunications Association) reporting guidelines, Telewest has allocated capital expenditure (which represents fixed asset additions on an accruals basis) to the standard reporting categories as per below. Telewest is not a member of the NCTA and is providing this information solely for comparative purposes.


                                                                                                   FOR THE QUARTERS ENDED
                                                           31 MAR 2004    31 DEC 2003    30 SEP 2003    30 JUN 2003    31 MAR 2003
                                                              (POUND)M       (POUND)M       (POUND)M       (POUND)M       (POUND)M
-----------------------------------------------------------------------------------------------------------------------------------
NCTA Capital Expenditure
     CPE                                                            23             25             23             20             25
     Scaleable Infrastructure                                        7             11             12              5             13
     Commercial                                                     11             15              9              7             16
     Line Extensions                                                 1              -              1              1              1
     Upgrade/Rebuild                                                 2              -              -              -              3
     Support Capital                                                 8             12             10              5              7
-----------------------------------------------------------------------------------------------------------------------------------
Total NCTA Capital Expenditure                                      52             63             55             38             65
Non NCTA Capital Expenditure
     Content segment                                                 -              1              -              1              -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURE                                           52             64             55             39             65
-----------------------------------------------------------------------------------------------------------------------------------


NCTA CAPITAL EXPENDITURE DEFINITIONS

CPE - Costs incurred at the customer house to secure new customers, revenue units and additional bandwidth revenues. Includes connections to previously unserved houses in accordance with SFAS 51 and customer premise equipment.

Scaleable Infrastructure - Costs, not CPE or network related, to secure growth of new customers, revenue units and additional bandwidth revenues or provide service enhancements.

Commercial - Costs to provide high speed data and telephony services to businesses and institutions. Includes network and infrastructure expenditures.

Line extensions - Network costs associated with entering new service areas including costs of fibre, coaxial cable, amplifiers, electronic equipment, make-ready and design/engineering.

Upgrade/Rebuild - Costs to modify or replace existing coax and fibre networks. Includes materials, contract labour, in-house labour, make-ready, design engineering and other miscellaneous costs associated with all aspects of the construction of the plant miles along an existing route. Benefits include added bandwidth and/or reliability/extended life to the existing plant.

Support Capital - Costs associated with the replacement or enhancement of non-network assets due to obsolescence and wear-out, replacement of network assets unrelated to line extensions, rebuild/upgrade or customer growth.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE QUARTERS ENDED


--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
                                                                           31 MAR       31 DEC       30 SEP      30 JUN      31 MAR
                                                                             2004         2003         2003        2003        2003
                                                                                                   RESTATED    RESTATED    RESTATED
                                                                         (POUND)M     (POUND)M     (POUND)M    (POUND)M    (POUND)M
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
TURNOVER
Consumer Sales Division:
Cable television                                                               81          80           79          79          79
Telephony                                                                     117         116          117         120         117
Internet                                                                       37          34           31          29          26
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
                                                                              235         230          227         228         222
Business Sales Division                                                        65          67           69          68          69
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
TOTAL CABLE SEGMENT                                                           300         297          296         296         291
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
CONTENT SEGMENT
Programming, transactional and interactive                                     26          32           27          26          27
revenues
Share of joint ventures' turnover (UKTV)                                       18          19           16          17          17
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
TOTAL CONTENT SEGMENT                                                          44          51           43          43          44
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
TOTAL TURNOVER                                                                344         348          339         339         335
Less: share of joint ventures' turnover (UKTV)                                (18)        (19)         (16)        (17)        (17)
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
GROUP TURNOVER                                                                326         329          323         322         318
TOTAL OPERATING COSTS  (after exceptional items)                             (333)       (346)        (344)       (346)       (343)
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
GROUP OPERATING LOSS (after exceptional items)                                 (7)        (17)         (21)        (24)        (25)
SHARE OF OPERATING PROFITS OF JOINT VENTURES AND ASSOCIATES                     5           2            4           4           4
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
TOTAL OPERATING LOSS (after exceptional items)                                 (2)        (15)         (17)        (20)        (21)
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------

(LOSS)/PROFIT FOR THE FINANCIAL PERIOD (after exceptional items)              (36)          62        (123)        (24)       (187)
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------

--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------
BASIC AND DILUTED (LOSS)/PROFIT PER ORDINARY SHARE (pence)                   (1.2)         2.1        (4.3)       (0.8)       (6.5)
--------------------------------------------------------------------- ------------ ------------ ------------ ----------- -----------


 1 - Exceptional items: in 31 Mar 2004 (pound)9m, 31 Dec 2003 (pound)9m, 30 Sep 2003 (pound)9m, 30 Jun 2003 (pound)4m, and 31 Mar 2003 (pound)3m charged to operating costs and also (pound)6m, (pound)8m, (pound)6m, (pound)5m and (pound)3m, respectively, charged to interest payable.

 2 - As a consequence of restating the write off of deferred issue costs in 2002, the quarters ended 31 Mar, 30 Jun and 30 Sep 2003 have been restated by (pound)3m, (pound)2m and (pound)2m, respectively, in relation to amortisation of issue costs previously charged in those periods. Also, as a consequence of the restatement of bond debt in default, we determined the need to accrue additional interest of (pound)14 million relating to penalty interest for the bonds in default for the nine-months ended 30 Sep 2003. The interest charges for the quarters ended 31 Mar, 30 Jun and 30 Sep 2003 have accordingly been increased by (pound)3m, (pound)5m and (pound)6m, respectively. These net adjustments restate Finance costs of Notes and Debentures and the Loss for the financial periods ended 31 Mar, 30 Jun and 30 Sep 2003 by (pound)0, (pound)3m and (pound)4m, respectively and Basic and diluted loss per ordinary share by 0.0p, 0.1p and 0.1p, respectively.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED ACCOUNTS
FOR THE QUARTERS ENDED


------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
                                                                       31 MAR       31 DEC       30 SEP       30 JUN       31 MAR
                                                                        2004         2003         2003         2003         2003
                                                                      (POUND)M     (POUND)M     (POUND)M     (POUND)M     (POUND)M
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
TOTAL OPERATING COSTS
COST OF SALES:
Cable programming expenses                                                  33           32           31           30           32
Cable telephony expenses                                                    46           46           47           49           51
Content segment cost of sales                                               16           27           19           18           17
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
PRIME COST OF SALES (cost of sales before depreciation)                     95          105           97           97          100
Depreciation of tangible fixed assets                                      114          116          117          122          116
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
                                                                           209          221          214          219          216
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
ADMINISTRATION EXPENSES:
Selling, general and administrative expenses                               110          110          116          117          118
Exceptional selling, general and administrative expenses                     9            9            9            4            3
Amortisation of goodwill and intangible assets                               5            6            5            6            6
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
                                                                           124          125          130          127          127
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
TOTAL OPERATING COSTS                                                      333          346          344          346          343
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------

INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable                                                          7            7            5            6            6
Exchange gains on foreign currency translation                              77          184           15          117            -
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                                84          191           20          123            6
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------

INTEREST PAYABLE AND SIMILAR CHARGES                                                            RESTATED     RESTATED     RESTATED
Share of interest of associated                                              2            2            2            3            1
  undertakings and joint ventures
On bank loans                                                               34           37           36           35           36
Finance costs of Notes and Debentures                                       72           76           79           79           78
Finance charges payable in respect of                                        3            4            4            4            4
  finance leases and hire purchase contracts
Exchange losses on foreign currency translation                              -            -            -            -           48

Other                                                                        -            -            1          (1)            1
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
TOTAL INTEREST PAYABLE BEFORE EXCEPTIONAL ITEMS                            111          119          122          120          168
Exceptional items                                                            6            8            6            5            3
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES                                 117          127          128          125          171
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------

NET DEBT                                                                                        RESTATED     RESTATED     RESTATED
Net debt, other than short-term creditors and accruals
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
Convertible Notes                                                          626          627          641          633          925
Other Notes and Debentures                                               3,014        3,011        3,096        3,033        2,776
Bank facility                                                            2,000        2,000        2,000        2,000        2,000
Other loans                                                                  7            7            7            8            8
Vendor financing and obligations under finance                             144          157          194          203          207
  leases and hire purchase contracts
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
TOTAL DEBT                                                               5,791        5,802        5,938        5,877        5,916
Less cash at bank and in hand                                            (434)        (427)        (394)        (405)        (390)
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
NET DEBT (before restricted cash deposits)                               5,357        5,375        5,544        5,472        5,526
------------------------------------------------------------------ ------------ ------------ ------------ ------------ ------------


TELEWEST COMMUNICATIONS PLC
QUARTERLY OPERATING DATA - UNAUDITED
FOR THE QUARTERS ENDED
The following table sets out certain operating data for the three-month periods shown. The information represents combined operating statistics for all of our franchises.


-----------------------------------------------------------------------------------------------------------------------------------
CABLE SEGMENT                                                 31 MAR         31 DEC          30 SEP         30 JUN         31 MAR
                                                                2004           2003            2003           2003           2003
------------------------------------------------------------------------------------------------------------------------------------
CONSUMER SALES DIVISION
       Homes passed                                        4,897,036      4,899,852       4,891,492      4,894,069      4,893,525
       Homes passed and marketed                           4,678,182      4,674,764       4,679,688      4,686,974      4,690,343
       Dual television and residential
        telephony subscribers
                                                             853,566        876,142         895,740        913,137        945,486
       Dual or triple-service subscribers (1)              1,291,141      1,264,756       1,239,659      1,220,545      1,223,700
       Cable television only subscribers                      89,601         92,565          95,429         99,226        111,078
       Residential telephony only subscribers                333,681        347,122         362,971        378,169        387,937
       Internet only subscribers                              27,721         25,995          23,491         21,928         21,007
       Total residential subscribers                       1,742,144      1,730,438       1,721,550      1,719,868      1,743,722
       Customer additions                                     61,997         64,278          62,553         43,684         46,846
       Customer disconnects                                 (50,291)       (55,390)        (60,871)       (67,538)       (61,749)
       Net customer movement                                  11,706          8,888           1,682       (23,854)       (14,903)
       RGUs (18)                                           3,363,240      3,286,706       3,217,600      3,168,205      3,174,372
       Net RGU additions                                      76,534         69,106          49,395        (6,167)          4,018
       RGUs per customer                                        1.93           1.90            1.87           1.84           1.82
       Household penetration                                   37.2%          37.0%           36.8%          36.7%          37.2%
       Average household churn (2)                             11.6%          12.8%           14.2%          15.6%          14.1%
       Percentage of triple-service subscribers (1)            18.9%          16.8%           14.9%          13.2%          11.9%
       Percentage of dual or
        triple-service subscribers (1)                         74.1%          73.1%           72.0%          71.0%          70.2%
       Average monthly revenue per subscriber (3)       (pound)45.05   (pound)44.42    (pound)43.93   (pound)43.61   (pound)41.83

CABLE TELEVISION
       Cable television subscribers - analogue               256,038        284,191         312,954        339,320        386,239
       Cable television subscribers - digital              1,029,759        987,873         945,595        911,191        887,306
       Total cable television subscribers                  1,285,797      1,272,064       1,258,549      1,250,511      1,273,545
       Television subscriber net
        additions/(disconnects)                               13,733         13,515           8,038       (23,034)       (20,266)
       Penetration (4)                                         27.5%          27.2%           26.9%          26.7%          27.2%
       Average subscriber churn rate (5)                       14.4%          15.2%           16.9%          19.8%          18.6%
       Average monthly revenue per subscriber (6)       (pound)21.18   (pound)21.16    (pound)20.93   (pound)20.97   (pound)20.50

RESIDENTIAL TELEPHONY
       3-2-1 subscribers                                   1,130,171      1,144,474       1,164,549      1,190,873      1,219,986
       Talk subscribers (7)                                  481,976        455,559         427,092        397,485        381,620
       Total residential telephony subscribers             1,612,147      1,600,033       1,591,641      1,588,358      1,601,606
       Telephony subscriber net additions/(disconnects)       12,114          8,392           3,283       (13,248)       (12,718)
       Residential telephony penetration (8)                   34.5%          34.3%           34.0%          33.9%          34.2%
       Residential telephone lines                         1,683,281      1,675,854       1,673,065      1,675,808      1,696,483
       Second lines penetration                                 4.4%           4.7%            5.1%           5.5%           5.9%
       Average subscriber churn rate (9)                       11.7%          12.8%           14.2%          13.8%          14.1%
       Average monthly revenue per line (10)            (pound)23.14   (pound)23.00    (pound)23.29   (pound)23.35   (pound)22.49
       Average monthly revenue per subscriber (11)      (pound)24.20   (pound)24.13    (pound)24.53   (pound)24.68   (pound)23.88

INTERNET SUBSCRIBERS
       Blueyonder broadband                                  465,296        414,609         367,410        329,336        299,221
       Blueyonder SurfUnlimited                              177,250        184,009         190,571        193,406        199,774
       Blueyonder pay-as-you-go                               50,953         49,368          52,353         64,958         72,481
       Total internet subscribers                            693,499        647,986         610,334        587,700        571,476

BLUEYONDER BROADBAND
       Average subscriber churn rate (12)                      12.0%          13.1%           14.7%          13.2%          12.1%
       Average monthly revenue per subscriber (13)      (pound)22.57   (pound)22.97    (pound)22.52   (pound)22.95   (pound)22.50
       Broadband net additions                                50,687         47,199          38,074         30,115         37,002


BUSINESS SALES DIVISION
       Business customer accounts                             67,411         69,269          69,921         70,782         72,662
       Average annualised revenue per
       customer account (14)                            (pound)3,260   (pound)3,227    (pound)3,182   (pound)3,144   (pound)3,134


TELEWEST COMMUNICATIONS PLC
QUARTERLY OPERATING DATA - UNAUDITED (CONTINUED)
FOR THE QUARTERS ENDED


------------------------------------------------------------------------------------------------------------------------------------
CONTENT SEGMENT                                              31 MAR           31 DEC           30 SEP         30 JUN         31 MAR
                                                               2004             2003             2003           2003          2003
------------------------------------------------------------------------------------------------------------------------------------
       Pay multi-channel subscribers (15)                10,443,301       10,360,056       10,146,940      9,975,732       9,916,011
       Flextech share of basic viewing (16)                   20.4%            20.2%            19.6%          18.6%           18.8%
       Share of total television
        advertising revenues (17)                              4.5%             3.9%             4.0%           4.0%            3.9%
-----------------------------------------------------------------------------------------------------------------------------------


Notes

(1) Dual-service subscribers are those subscribers who take two of our cable television, residential telephony and broadband internet services; triple-service subscribers are those subscribers who take all three of these services; and dual or triple-service subscribers are those subscribers who take two or all three of these services.

(2) Average household churn rate for the period represents four times the total number of subscribers who disconnected during the quarter divided by the average number of subscribers in the quarter. Subscribers who move premises within Telewest's addressable areas and retain Telewest's services are excluded from this churn calculation.

(3) Average monthly revenue per subscriber (often referred to as "ARPU" or "Average Revenue per User") represents (i) the average monthly revenue of of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.

(4) Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.

(5) Average cable television subscriber churn rate for the period represents four times the total number of television subscribers who disconnected during the quarter divided by the average number of subscribers in the quarter. Subscribers who move premises within Telewest's addressable areas and retain Telewest's services are excluded from this churn calculation.

(6) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.

(7) Includes subscribers to our Talk Unlimited, Talk International and Talk Evenings and Weekends flat rate telephony services.

(8) Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.

(9) Average residential telephony subscriber churn rate for the period represents four times the total number of telephony subscribers who disconnected during the quarter divided by the average number of subscribers in the quarter. Subscribers who move premises within Telewest's addressable areas and retain Telewest's services are excluded from this churn calculation.

(10) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.

(11) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.

(12) Average blueyonder broadband internet subscriber churn rate for the period represents four times the total number of broadband internet subscribers who disconnected during the quarter divided by the average number of subscribers in the quarter. Subscribers who move premises within Telewest's addressable areas and retain Telewest's services are excluded from this churn calculation.

(13) Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.

(14) Average annualised revenue per customer account represents (i) the average monthly business sales division revenue (excluding revenues from carrier services unit) for the 12 months to the end of that period, divided by (ii) the average number of business sales division customers in that period, and
     (iii) multiplied by 12 months.

(15) Pay multi-channel subscribers represents the number of pay multi-channel subscribers as at the end of the last month of the period.

(16) Basic viewing over 24 hours in pay-television homes.

(17) Includes Flextech's wholly owned channels and UKTV's advertising revenues.

(18) Revenue Generating Units or RGUs represent total aggregate subscribers to our television, telephony and broadband services (eg a single triple-service subscriber would equal three RGUs.) This definition is in accordance with the National Cable & Telecommunications Association (NCTA) reporting guidelines. Dial-up internet subscribers, second telephone lines and additional TV outlets are not included although they are revenue generating for Telewest.

TELEWEST COMMUNICATIONS PLC
US GAAP
UNAUDITED CONSOLIDATED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   3 MONTHS ENDED MARCH 31,

                                                                                                 2003          2004           2004
                                                                                              (POUND)M       (POUND)M          $M
                                                                                              RESTATED
STATEMENT OF OPERATIONS DATA:                                                                 (NOTE 3)                      (NOTE 1)
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
Consumer Sales Division:
Cable television                                                                                  79             81             149
Telephony                                                                                        117            117             215
Internet                                                                                          26             37              68
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 222            235             432
Business Sales Division                                                                           70             67             124
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CABLE SEGMENT                                                                              292            302             556
Content Segment                                                                                   27             26              48
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                                                    319            328             604
------------------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Cable programming expenses                                                                       (32)           (33)            (61)
Cable telephony expenses                                                                         (51)           (46)            (85)
Content segment expenses                                                                         (17)           (16)            (29)
Depreciation                                                                                     (96)           (94)           (173)
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                                                   (196)          (189)           (348)
Selling, general and administrative expenses                                                    (121)          (120)           (221)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS AND EXPENSES                                                              (317)          (309)           (569)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                                   2             19              35
OTHER INCOME/(EXPENSE)
Interest income                                                                                    6              7              13
Interest expense, including amortization of debt discount                                       (125)          (109)           (201)
Foreign exchange (losses)/gains, net                                                             (48)            77             142
Share of net profits of affiliates                                                                 2              3               6
Other, net                                                                                        (1)            (1)             (2)
Tax benefit                                                                                        1              -               -
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                                        (163)            (4)             (7)
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share                                               (pound)(0.06)  (pound)(0.00)         $(0.00)
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of ordinary shares outstanding (millions)                              2,874          2,874           2,874
------------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL DATA:
Cash provided by operating activities                                                             74             82             151
Cash used in investing activities                                                                (61)           (63)           (116)
Cash used in financing activities                                                                (13)           (12)            (22)
Capital expenditure (2)                                                                           67             66             121
------------------------------------------------------------------------------------------------------------------------------------
                                                                          DECEMBER 31,    MARCH 31, 2003   MARCH 31,  MARCH 31, 2004
                                                                              2003                           2004
                                                                                             RESTATED
                                                                             (POUND)M        (POUND)M       (POUND)M         $M
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END):
Property and equipment, net                                                  2,421           2,566          2,379           4,377
Total assets (March 31, 2003 restated from(pound)4,083) (3)                  3,889           4,072          3,866           7,113
Investments                                                                    362             371            365             672
Total debt and capital leases                                                5,433           5,699          5,375           9,890
Shareholders' deficit (March 31, 2003 restated from(pound)2,534m) (3)       (2,558)         (2,547)        (2,561)         (4,712)
------------------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
US GAAP
UNAUDITED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

Notes

(1) The economic environment in which the Company operates is the United Kingdom and therefore its reporting currency is pounds sterling ("(pound)"). Some of the financial information as of and for the three month-period ended March 31, 2004 has been translated into US dollars ("$"). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.8400 = (pound)1.00, the noon buying rate of the Federal Reserve Bank of New York on March 31, 2004. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

(2) Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of(pound)0 and (pound)0 for the three-month periods ended March 31, 2003 and 2004, respectively.

(3) As announced on January 20, 2004, we determined the need to adjust the classification of certain debt previously reflected as non-current and write off deferred financing costs as at December 31, 2002 relating to that restated debt. This lead to restatement of our 2002 financial statements and has, consequently, affected subsequent periods of our published financial data. The effect of the restatement on our previously published March 31, 2003 financial data has been to restate "Total assets" from (pound)4,083 million to (pound)4,072 million and "Shareholders' deficit" from (pound)2,534 million to (pound)2,547 million. Previously reported "Interest expense" for the three months ended March 31, 2003 included a charge of (pound)3 million in respect of amortisation of deferred financing costs. This charge has been written back now that all deferred financing costs have been written off with effect from December 31, 2002. Additionally, a charge of (pound)3 million has been made in the three months ended March 31, 2003 for further interest on bonds in default. Consequently, the net effect of these adjustments to "Interest expense" for the three months ended March 31, 2003 is (pound)0.

TELEWEST COMMUNICATIONS PLC
--------------------------------------------------------------------------------

GROUP OPERATING PROFIT/(LOSS) BEFORE EXCEPTIONAL ITEMS UNDER UK GAAP

Group operating profit/(loss) before exceptional items, is a measure of our operating performance before the impact of non-recurring items classified as "exceptional items" for purposes of UK GAAP. UK GAAP requires that we separately present exceptional items and permits the presentation in our consolidated profit and loss accounts of our results before the impact of exceptional items. For purposes of the periods covered by this earnings release, these items consisted of charges for legal and professional fees related to our Financial Restructuring. We anticipate that the legal and professional costs associated with our Financial Restructuring will cease on completion of that restructuring in 2004.

We believe that the use of financial measures before exceptional items is helpful to our management and investors in evaluating and comparing our performance quarter to quarter and year to year, since the inclusion of exceptional items having a disproportionate impact on one period as compared to another tends to overstate or understate the underlying trends in our operating results.

The following table shows our UK GAAP operating loss reconciled to our Group operating profit/(loss) before exceptional items:


                                                                                 THREE MONTHS    THREE MONTHS     YEAR ENDED
                                                                                       ENDED           ENDED
                                                                                      31 MAR          31 MAR         31 DEC
                                                                                        2004            2003           2003
                                                                                    (POUND)M        (POUND)M       (POUND)M
--------------------------------------------------------------------------------------------- --------------- --------------
GROUP OPERATING LOSS                                                                     (7)            (25)           (87)
Exceptional selling, general and administrative expenses                                  9                3            25
--------------------------------------------------------------------------------------------- --------------- --------------
GROUP OPERATING PROFIT/(LOSS) BEFORE EXCEPTIONAL ITEMS                                    2             (22)           (62)
--------------------------------------------------------------------------------------------- --------------- --------------
